Exhibit 99.1

YXT.com Announces Changes in Board of Directors and Management

SUZHOU, China — February 9, 2026 — YXT.com Group Holding Limited (NASDAQ: YXT) (“YXT.com” or the “Company”), a provider of AI-enabled enterprise productivity solutions, today announced that Mr. Yazhou Wu has notified the board of directors of the Company (the “Board”) of his decision to resign from his position as a Director, Chief Operating Officer, and Chief Technology Officer of the Company due to personal reasons, and that Mr. Teng Zu has notified the Board of his decision to resign from his position as a Director of the Company due to personal reasons. The Board had approved their resignations, effective February 9, 2026.

The resignation of Mr. Wu and Mr. Zu did not result from any disagreement or dispute with the Company, the Board, or the Company’s management regarding any matter relating to the Company’s operations, policies, or practices.

Following Mr. Wu’s resignation, the Board has appointed Mr. Haihua Huang as the new Chief Technology Officer of the Company.

Mr. Huang joined the Company in May 2023 as Vice President of Development. Prior to joining YXT.com, Mr. Huang served as the development director in G-Net Cloud Commercial Service Co., Ltd. from September 2021 to May 2023. Prior to that, Mr. Huang had served in various leading technology companies, such as PatSnap Information Technology (Suzhou) Co., Ltd. and CISCO SYSTEMS Inc. (Nasdaq: CSCO). Mr. Huang holds a Bachelor’s and Master’s degree in Instrument Science and Engineering from Southeast University.

About YXT.com

YXT.com (NASDAQ: YXT) is a technology company focusing on enterprise productivity solutions. With a mission to “Empower people and organization development through technology,” The Company strives to become the supreme provider in building and boosting enterprise productivity by combining over a decade of experience in tech-enabled talent learning and development and with AI-augmented task copilots and unleashing the power of knowledge and synergy. Since its inception, YXT.com has supported and received recognition from numerous Global and China Fortune 500 companies.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to”, or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Contact

Investor Relations

YXT.com

E-mail: IR@radnova.com

Serena Huang

Octans Capital Group

E-mail: yxt.ir@octanscap.com

Tel: +86-10-6580-0653

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